Halliburton Company
3000 North Sam Houston Parkway East
Houston, Texas 77032
May 9, 2016
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
RE: Halliburton Company
Request for Withdrawal of Registration Statement on Form S-4 (File No. 333-201181)
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Halliburton Company (the "Company") respectfully requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form S-4 (File No. 333-201181), together with all exhibits thereto (collectively, the "Registration Statement"), initially filed with the Commission on December 19, 2014, as further amended and as declared effective by the Commission on February 17, 2015.
The Company requests the withdrawal of the Registration Statement because the transaction to which it relates has been terminated.  The Registration Statement registered the offering of common stock, par value $2.50 per share, of the Company that would have been issued in connection with the transactions contemplated by the Agreement and Plan of Merger, dated as of November 16, 2014 (the "Merger Agreement"), among the Company, Red Tiger LLC and Baker Hughes Incorporated ("Baker Hughes"). On April 30, 2016, the Company and Baker Hughes terminated the Merger Agreement.  Accordingly, the Company will not proceed with the proposed offering of common stock in connection with the transaction. Because the proposed offering of the shares registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement.
The Company also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in the name of Halliburton Company. It is the Company's understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen calendar days after such date, the Company receives notice from the Commission that this application will not be granted.
Thank you for your assistance in this request. If you have any questions or require any further information, please contact Kelly B. Rose at Baker Botts L.L.P. at 713-229-1796 or J. David Kirkland, Jr. at Baker Botts L.L.P. at 713-229-1101.

[Signature page follows]

HALLIBURTON COMPANY

By:	/s/ Christian A. Garcia
Christian A. Garcia Senior Vice President, Finance and Acting Chief Financial Officer